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DEC 0 2 2024

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SEC FILE NUMBER
8-70533

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Excelsior Equities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6795 East Tennessee Street, Suite 210
(No. and Street)

Denver	CO	80224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip	804-588-5088	olga.rip@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	Co	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Flood, CEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Excelsior Equities LLC, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

LORENE L. FOTT
NOTARY PUBLIC—MINNESOTA
My Commission Expires JAN. 31, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Excelsior Equities, LLC

Statement of Financial Condition

For the year ended September 30, 2024

With Report of Independent Registered Public Accounting Firm

Excelsior Equities, LLC

Table of Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Excelsior Equities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Excelsior Equities, LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Excelsior Equities, LLC's auditor since 2021.

Denver, Colorado
November 22, 2024

Excelsior Equities, LLC

Statement of Financial Condition
September 30, 2024

Assets

Cash	$	165,452
Prepaid expenses and other assets		7,347
Intangible assets		21,667
Equipment, net		358
Total assets	$	194,824

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	17,455
Total liabilities		17,455
Members' equity		177,369
Total liabilities and members' equity	$	194,824

The accompanying notes are an integral part of these financial statements.

Excelsior Equities, LLC

Notes to Financial Statements

1. **Organization and Business:**

Nature of Business: Excelsior Equities, LLC (the "Company") is a Colorado Limited Liability Company, organized November 1, 2019. On February 11, 2021, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On November 3, 2022, FINRA notified the Company that its continuing member application for a material change in business operations had been granted. The Company has been approved by FINRA to (1) prepare, publish, and distribute proprietary research and to distribute third-party research, (2) broker or dealer making inter-dealer markets in corporate securities over-the-counter ("OTC"); (3) trading securities for own account; (4) broker or dealer retailing corporate equity securities OTC; (5) non-exchange member effecting transactions in listed securities through exchange member; (6) firm commitment underwriter (cannot act as Lead Manager); (7) private placement of securities; and (8) mergers and acquisitions and (9) market making in 25 securities listed OTC and on the NYSE. Additionally, the Company's minimum net capital requirement increased to $100,000 pursuant to SEA Rule 15c3-1.

2. **Summary of Significant Accounting Policies:**

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance at times exceeds the insured limit.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. At September 30, 2024, no allowance for uncollectible accounts was considered necessary.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets that range from 3 to 5 years.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of September 30, 2024.

Subsequent Events: Management has evaluated subsequent events through November 22, 2024, the date the financial statements were issued.

3. Intangible assets

On November 30, 2022, the Company issued 100,000 units in the Company for $100,000. To purchase the units, the buyer contributed certain assets including but not limited to customer lists, research and a website in the form of a capital contribution. These assets are valued at cost, amortized on a straight-line basis over one to three years and included as intangible assets on the balance sheet. At September 30, 2024, intangible assets consisted of the following:

	Cost	Accumulated Amortization	Net book Value
Customer lists	$ 30,000	$ 18,333	$ 11,667
Published research	25,000	22,917	2,083
Unpublished and background research	25,000	22,917	2,083
Website	15,000	9,166	5,834
X (formerly Twitter) account	5,000	5,000	-
Total	$ 100,000	$ 78,333	$ 21,667

4. Members' equity

Membership equity consists of common membership units and convertible preferred units. The convertible preferred units have a 5% coupon, payable quarterly, and are convertible into common units at $1 per common unit. On April 30, 2024, a member contributed cash in the amount of $30,000 in exchange for convertible preferred units.

Excelsior Equities, LLC

Notes to Financial Statements, Continued

5. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of not more than 15 to 1. At September 30, 2024, the Company had net capital of $147,997, which was $47,997 in excess of required minimum net capital of $100,000. The Company's net capital ratio was 0.1179 to 1.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

The Company claimed and met the exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) from October 1, 2023 through September 9, 2024, the date of the termination of the clearing relationship with its' clearing broker-dealer, without exception.

The Company also relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's business activities not covered by (k)(2)(ii) exemption are limited to (1) preparing, publishing, and distributing research and distributing third-party research, (2) broker or dealer making inter-dealer markets in corporate securities over-the-counter ("OTC"); (3) trading securities for own account; (4) non-exchange member effecting transactions in listed securities through exchange member; (5) firm commitment underwriter (cannot act as Lead Manager); (6) private placement of securities; (7) mergers and acquisitions and (8) market making in 25 securities listed OTC and on the NYSE and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company met the provisions of Footnote 74 from October 1, 2023 through September 30, 2024 without exception.